                                               Registration Number 33-64241
                                           Filed Pursuant to Rule 424(b)(3)


                             CST ENTERTAINMENT, INC.


          This Prospectus relates to 1,500,000 shares of Common Stock, par value $0.15 per share ("Common Stock"), of CST Entertainment, Inc. (the "Company") which may be offered for sale from time to time by Merrill Lynch Phoenix Fund, Inc. ("Phoenix Fund"), M&A Investments, Inc. ("M&A"), and Jefferies & Company, Inc. ("Jefferies"). See "Selling Stockholders." The shares to which this Prospectus relates include 900,000 currently outstanding shares of Common Stock held by Phoenix Fund, 500,000 currently outstanding shares of Common Stock held by M&A, and 100,000 currently outstanding shares of Common Stock held by Jefferies.

          The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby (hereinafter, the "Securities"). The Company has agreed to pay all of the expenses of the offering of the Securities, estimated to be approximately $36,000.

          See "Risk Factors" for a discussion of certain risk factors that should be considered by prospective investors in the Securities offered hereby.

          The Common Stock is listed on the American Stock Exchange (Symbol:
CLR). The reported closing sale price of the Common Stock on November 8, 1995 was $.94 per share. Prospective investors should obtain the most recent available price quotations prior to any purchase of Common Stock.


                         ______________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSIO NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
      ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                         ______________________________


                The date of this Prospectus is November 28, 1995

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

          The Company has filed a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement.

          The Common Stock is listed on the American Stock Exchange (Symbol:
CLR), and reports and information concerning the Company can be inspected at such exchange, 86 Trinity Place, New York, New York 10006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents heretofore filed by the Company with the Commission are by this reference incorporated in and made a part of this
Prospectus:  (i) the Annual Report on Form 10-K for the fiscal year ended
June 30, 1995, including the portions of the Company's proxy statement dated October 25, 1995 relating to its 1995 Annual Meeting of Stockholders incorporated by reference in such Report, and (ii) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to CST Entertainment, Inc., Attention: General Counsel, 5901 Green Valley Circle, Suite 400, Culver City, California 90230, telephone number (310) 417-3444.

                                   THE COMPANY

          The Company's principal executive offices are located at 5901 Green Valley Circle, Suite 400, Culver City, California 90230, and its telephone number is (310) 417-3444.

                                  RISK FACTORS

          Prospective investors should consider carefully, in addition to the other information contained in and incorporated into this Prospectus, the following factors before purchasing the Securities offered hereby.

HISTORY OF OPERATING LOSSES; ACCOUNTANT'S REPORT WITH GOING CONCERN DISCLOSURE

          The Company has not yet attained operating profitability. The Company's statements of operations for the fiscal year ended June 30, 1995 ("Fiscal 1995") and for the fiscal year ended June 30, 1994 ("Fiscal 1994") reflect net operating losses of $1,459,944 and $1,892,848, respectively. The Fiscal 1994 results are primarily attributable to the operation of the Company's colorization facility at less than optimum capacity in the first half of Fiscal 1994 as the Company lacked a sustainable backlog of business. In the second half of Fiscal 1994, the Company expanded its operations to thirty-two work stations on three eight-hour shifts, as compared to approximately twenty-three work stations on two eight-hour shifts in the first half of Fiscal 1994. As a result of such expansion, during all of Fiscal 1995, the Company operated, and is currently operating, its colorization facility at full capacity.

          The Company has experienced significant negative cash flows from operations for the past three years. The Company's independent accountant's report on the Company's financial statements for Fiscal 1995 includes an explanatory paragraph which states that the Company has suffered significant recurring losses and negative cash flows from operations and has negative working capital of $226,976 at June 30, 1995, which, among other factors, raises substantial doubt about its ability to continue as a going concern. Said independent accountant's report further states that the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          The Company raised $847,491 through unregistered sales of Common Stock in Fiscal 1995, and as of October 31, 1995, the Company believed it had a firm backlog of approximately $4.2 million, over half of which is expected to be realized in revenues in Fiscal 1996. Also as of September 1995, the Company was in negotiations for over $20 million of production work, a portion of which is expected to be realized in revenues in Fiscal 1996; of that $20 million, approximately $3 million was being worked upon in production as of October 31, 1995. There can be no assurance that the negotiations for the remaining production work will be consummated, or if consummated that the Company will recognize revenues therefrom in Fiscal 1996 or at all. As of September 1994, the Company had verbal indications of $10 million of production work, of which approximately $3 million in revenues was realized in Fiscal 1995. Should the Company be successful in obtaining the contracts currently under negotiation, the Company anticipates cash flows from operations to be positive over the next twelve months. The Company's ability to achieve a profitable level of operations is dependent in large part upon the successful attainment of contracts currently in negotiation. There can be no assurance that revenues will increase significantly in the future or that the Company will ever achieve profitable operations.

                              SELLING STOCKHOLDERS

          All of the Securities offered hereby are held by Phoenix Fund, Jefferies and M&A (collectively, the "Selling Stockholders"). The Securities include an aggregate of 900,000 shares that are currently outstanding and held by Phoenix Fund, 100,000 shares that are currently outstanding and held by Jefferies, and 500,000 shares that are currently outstanding and held by M&A.

          Phoenix Fund has advised the Company that prior to this offering, it held 2,525,000 shares of Common Stock, constituting 9.4% of the outstanding shares of Common Stock. After completion of this offering, assuming the sale of all of the shares of Common Stock offered hereby, Phoenix Fund will hold 1,625,000 shares of Common Stock, which will constitute 6.4% of the shares of Common Stock.

          Jefferies acquired its shares offered hereby as compensation for investment banking services rendered by Jefferies on behalf of the Company. Jefferies has advised the Company that prior to this offering, it held 100,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

          The Company obtained short term financing from M&A pursuant to a Promissory Note, dated July 19, 1995 (the "Note"), made by the Company and its subsidiaries, CST Featurizations, Inc. and CST Computoons, Inc., in favor of M&A in the amount of $500,000. In connection with the execution of the Note, the Company granted M&A the right to convert (the "Conversion Rights") any portion of the Note into shares of Common Stock. The exercise price of the Conversion Rights is $.50 per share. M&A acquired the shares of Common Stock offered hereby upon exercise of its Conversion Rights with respect to $250,000 of the obligations under the Note. M&A has advised the Company that prior to this offering, it held 500,000 shares of Common Stock, or 1.9% of the outstanding shares of Common Stock. After completion of this offering, assuming the sale of all of its shares offered hereby, M&A will hold no shares of Common Stock, except that M&A will continue to hold Conversion Rights with respect to the remaining obligations under the Note, and has warrants to purchase 750,000 shares of Common Stock; the shares underlying the remaining Conversion Rights and the warrants are not being offered hereby.
Abbey J. Butler, a director of the Company, is also a director of M&A. He is also the co-chairman of the board of directors and co-chief executive officer of FoxMeyer Health Corporation, which wholly owns M&A, and, directly and together with another individual who is not affiliated with the Company, beneficially owns approximately 24% of the issued and outstanding shares of FoxMeyer Health Corporation.

          Each Selling Stockholder may offer shares of Common Stock from time to time in one or more transactions on the American Stock Exchange, which may involve brokers or dealers, or in private transactions. The Company has not entered into any agreement, arrangement or understanding with brokers or dealers regarding the shares of Common Stock that may be offered hereby prior to the effective date of the Registration Statement of which this Prospectus forms a part, and the Selling Stockholders have advised the Company that they have not entered into any such agreement.

                                  LEGAL OPINION

          The validity of the Common Stock being offered hereby will be passed upon for the Company by Stephen S. Strick, its Senior Vice President, General Counsel and Secretary. Mr. Strick does not currently hold any shares of Common Stock, but prior to this offering, he owned unexercisable options to purchase 100,000 shares of Common Stock and exercisable options to purchase 20,000 shares of Common Stock. The exercise price of Mr. Strick's options is $1.00 per share of Common Stock.

                                     EXPERTS

          The financial statements and schedule which are included and incorporated by reference in the Company's Annual Report on Form 10-K for Fiscal 1995 (which contains an explanatory paragraph regarding uncertainties as to the Company's ability to continue as a going concern) and which are incorporated herein by reference, have been audited by BDO Seidman, LLP, independent certified public accountants. The financial statements referred to above have been incorporated by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

          Article 8 of the Company's Restated Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (the "DGCL"), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Article 6 of the Company's Restated Certificate of Incorporation also provides that the Company shall indemnify, to the fullest extent permitted by
Section 145 of the DGCL, all directors and officers whom the Company may indemnify pursuant thereto.

          Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.